November 7, 2006

Highlights of Unconsolidated Financial Results for FY2007 Semi-Annual

(April 1, 2006 through September 30, 2006)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

				(Billions of yen unless otherwise specified)
	FY2006 semi-annual (Apr. 2005 through Sep. 2005)	FY2007 semi-annual		FY2007 Forecast (Apr. 2006 through Mar. 2007)
		(Apr. 2006 through Sep. 2006)	% of change from FY2006 semi-annual	Revised Forecast	% of change from FY2006	Initial Forecast
Domestic vehicle production (Thousand units)	1,798	2,004	11.5%	4,240	9.8%	4,100
Overseas vehicle production (Thousand units)	1,824	1,933	5.9%	3,920	5.1%	4,060
Domestic vehicle sales (Thousand units)	806	781	-3.1%	1,750	-1.1%	1,780
Exports (Thousand units)	1,002	1,267	26.5%	2,520	18.5%	2,350
Houses (Units)	2,055	2,219	8.0%	5,000	6.5%	5,000
Net sales Domestic Export	4,664.0 1,671.7 2,992.2	5,470.3 1,655.6 3,814.6	17.3% -1.0% 27.5%	11,400.0	11.9%	11,000.0
Operating income <Income ratio>	297.6 <6.4%>	571.0 <10.4%>	91.8%	1,130.0 <9.9%>	33.3%	880.0
Ordinary income <Income ratio>	416.6 <8.9%>	778.2 <14.2%>	86.8%	1,520.0 <13.3%>	37.6%	1,230.0
Income before income taxes <Income ratio>	416.6 <8.9%>	778.2 <14.2%>	86.8%	1,520.0 <13.3%>	37.6%	1,230.0
Net income <Income ratio>	283.6 <6.1%>	525.8 <9.6%>	85.4%	1,030.0 <9.0%>	34.5%	850.0
Factors contributing to		Operating income increased by		Operating income is expected to
increases and decreases		273.4 billion yen.		increase by 282.1 billion yen.
in operating income
		(Increase) Effects of changes	160.0	(Increase) Marketing efforts	200.0
		in exchange rates		Effects of changes	110.0
		Marketing efforts	90.0	in exchange rates
		Cost reduction efforts	30.0	Cost reduction efforts	60.0

		(Decrease)		(Decrease)
		Increases in R&D expenses, etc.	-6.6	Increases in R&D expenses, etc.	-87.9
Exchange rates	¥110/US$ ¥136/Euro	¥115/US$ ¥146/Euro		¥115/US$ ¥145/Euro		¥110/US$ ¥135/Euro
Capital expenditure	152.2	134.8		390.0		390.0
Depreciation expenses	126.0	141.2		280.0		280.0
R&D expenses	322.5	340.7		780.0		810.0
Interest-bearing debt	500.0	500.0
Performance evaluation		Increases in sales, operating income, ordinary income, income before income taxes, and net income, all reached historic highs for first half results.
Number of employees	65,994	67,733

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.